EXHIBIT 12.1

Juniper Networks, Inc.
Statements of Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Years ended December 31,
	2011 (a)	2010 (a)	2009 (a)	2008 (a)	2007 (a)
Earnings for computation of ratio:
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or (loss) from equity investees	$572.0	$769.5	$317.6	$743.7	$503.8
Fixed charges	69.2	16.8	17.0	23.2	17.6
Less:
Interest capitalized	(1.2)	—	—	—	—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	(1.3)	—	—	—
Total earnings (loss)	$640.0	$785.0	$334.6	$766.9	$521.4

Fixed charges:
Interest expensed and debt cost amortization	$48.9	$—	$—	$5.8	$2.9
Amortized premiums, discounts, and capitalized expenses relating to indebtedness	0.6	—	—	—	—
Estimate of interest within rental expense	19.7	16.8	17.0	17.4	14.6
Total fixed charges	$69.2	$16.8	$17.0	$23.2	$17.5

Ratio of earnings to fixed charges	9.2	46.8	19.7	33.0	29.7

(a)
For these ratios, "earnings" represents income before taxes before adjustment for minority interests in equity investments and fixed charges, adjusted for interest capitalized and minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.